UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

QUANTUM CORPORATION

(Name of Subject Company (Issuer))

QUANTUM CORPORATION (Issuer)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

4.375% Convertible Subordinated Notes Due 2010

(Title of Class of Securities)

747906 AD 7

747906 AE 5

(CUSIP Numbers of Class of Securities)

Shawn Hall

Vice President, General Counsel and Secretary

1650 Technology Drive, Suite 800

San Jose, California 95110

(408) 944-4000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of Filing Persons)

Copy to:

Greg Rodgers, Esq.

Latham & Watkins LLP

885 Third Avenue

New York, New York 10022

Phone: (212) 906-1200

Fax: (212) 751-4864

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$99,400,000.00	$5,546.52

*	Determined pursuant to Rule 0-1l(b)(l) of the Securities Exchange Act of 1934. Based upon the maximum amount of cash that might be paid for the 4.375% Convertible Subordinated Notes Due 2010 (the “Notes”) assuming that $142,000,000 aggregate principal amount of outstanding Notes are purchased at a price of $700 per $1,000 principal amount.
**	The amount of the filing fee equals $55.80 per $1,000,000 of the value of the transaction.

☐	Check the box if any part of the filing fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form or Registration No.:	Not Applicable	Date Filed:	Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO is being filed with the United States Securities and Exchange Commission (the “SEC”) by Quantum Corporation (“Quantum” or the “Company”), a Delaware corporation, in connection with Quantum’s offer to purchase for cash, on the terms and subject to the conditions set forth in the attached Offer to Purchase, dated March 27, 2009 (the “Offer to Purchase”), and Letter of Transmittal, dated March 27, 2009 (the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), up to $142 million in aggregate principal amount of Quantum’s outstanding 4.375% Convertible Subordinated Notes Due 2010 (the “Notes”). The Offer to Purchase is attached to this Schedule TO as Exhibit (a)(1)(A). Pursuant to General Instruction F to Schedule TO, information contained in the Offer to Purchase is hereby incorporated by reference in the answers to items of this Schedule TO.

This Schedule TO and the Offer to Purchase are intended to satisfy the filing and disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 1.    Summary Term Sheet.

The information set forth in the Offer to Purchase under the title “Summary of the Offer” is incorporated herein by reference.

Item 2.    Subject Company Information.

(a) Name and Address. The name of the issuer is Quantum Corporation, a Delaware corporation. The address of its principal executive offices is 1650 Technology Drive, Suite 800, San Jose, California 95110 and its telephone number is (408) 944-4000.

(b) Securities. The subject class of securities subject to the Offer to Purchase is Quantum’s 4.375% Convertible Subordinated Notes Due 2010. As of March 27, 2009, there was $160 million aggregate principal amount of Notes outstanding, which are convertible into shares of the Company’s common stock, $0.01 par value per share.

(c) Trading Market and Price. The Notes are not listed on any national securities exchange. The Notes are eligible for trading on The PORTAL Market of The NASDAQ Stock Market, Inc. However, there is no established public reporting or trading system for the Notes and trading in the Notes has been limited. The information with respect to our common stock set forth in the section titled “Trading Market for the Notes and Common Stock” of the Offer to Purchase is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

(a) Name and Address. This is an issuer tender offer. Quantum Corporation is the filing person. The information set forth in Item 2(a) above and the section titled “The Company” of the Offer to Purchase is incorporated herein by reference. Pursuant to General Instruction C to Schedule TO, the following persons are the executive officers and/or directors of Quantum:

Name	Title
Paul R. Auvil III	Director
Barbara L. Barrett	Vice President, Human Resources
Richard E. Belluzzo	Director, Chairman and Chief Executive Officer
William C. Britts	Executive Vice President, Sales, Marketing and Service
Michael A. Brown	Director
Thomas S. Buchsbaum	Director
Edward M. Esber, Jr.	Director
Jon W. Gacek	Executive Vice President and Chief Financial Officer
Shawn D. Hall	Vice President, General Counsel and Secretary
Gerald G. Lopatin	Senior Vice President, Engineering
Joseph A. Marengi	Director
Bruce A. Pasternack	Director
Dennis P. Wolf	Director

The business address and telephone number for all of the above directors and executive officers are c/o Quantum Corporation, 1650 Technology Drive, Suite 800, San Jose, California, tel. (408) 944-4000.

Item 4.    Terms of the Transaction.

(a) Material Terms.

(1) Tender Offers.

(i)-(iii), (v)-(ix), (xii) The information set forth in the sections titled “Summary of the Offer,” “Purpose of the Offer,” “Source and Amount of Funds,” “Terms of the Offer,” “Certain Significant Considerations,” and “Certain United States Federal Income Tax Consequences” of the Offer to Purchase are incorporated herein by reference.

(iv), (x), (xi) Not applicable.

(2) Mergers or Similar Transactions. Not applicable.

(b) Purchases. To the best knowledge of the Company, it will not purchase any Notes from any of its officers, directors or affiliates.

Item 5.    Past Contracts, Transactions, Negotiations and Agreements.

(a) Agreements Involving the Subject Company’s Securities.

The Company has entered into the following agreements in connection with its common stock, $0.01 par value per share:

(1) Stockholder Agreement, dated as of October 28, 2002. Previously filed as Exhibit 4.2 to the Company’s Quarterly Report on Form 10-Q (File No. 001-13449) filed on November 13, 2002, and incorporated herein by reference.

(2) Amended and Restated 1993 Long-Term Incentive Plan effective November 10, 2007. Previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-13449) filed on November 15, 2007, and incorporated herein by reference.

(3) 1993 Long-Term Incentive Plan Form of Restricted Stock Unit Agreement. Previously filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K (File No. 001-13449) filed on March 3, 2006, and incorporated herein by reference.

(4) 1993 Long-Term Incentive Plan Form of Stock Option Agreement. Previously filed as Exhibit 99(d)(5) to the Company’s Schedule TO (File No. 005-35818) filed on June 4, 2001, and incorporated herein by reference.

(5) Amended and Restated Non-Employee Director Equity Incentive Plan effective November 10, 2007. Previously filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 001-13449) filed on November 15, 2007, and incorporated herein by reference.

(6) Form of Director Grant Agreement under the Amended and Restated Non-Employee Director Equity Incentive Plan effective November 10, 2007. Previously filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 001-13449) filed on August 23, 2007, and incorporated herein by reference.

(7) Amended Employee Stock Purchase Plan. Previously filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K (File No. 001-13449) filed on August 23, 2007, and incorporated herein by reference.

(8) Stock Purchase Agreement, dated as of July 1, 2007. Previously filed as Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q (File No. 001-13449) filed on August 9, 2007, and incorporated herein by reference.

The Company has entered into the following agreements in connection with the Notes:

(1) Indenture, dated as of July 30, 2003, between the Company and U.S. Bank National Association. Previously filed as Exhibit 4.1 to the Company’s Registration Statement on Form S-3 (File No. 333-109587) filed on October 9, 2003, and incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The section of the Offer to Purchase titled “Purpose of the Offer” is incorporated herein by reference.

(b) Use of Securities Acquired. The Notes acquired pursuant to the Offer will be cancelled.

(c) Plans.

(1)	None.

(2)	None.

(3)	The section of the Offer to Purchase titled “Summary of the Offer,” “Purpose of the Offer,” and “Source and Amount of Funds” are hereby incorporated by reference.

(4)	None.

(5)	None.

(6)	None.

(7)	None.

(8)	None.

(9)	None.

(10)	None.

Item 7.    Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The section of the Offer to Purchase titled “Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions. The sections of the Offer to Purchase titled “Source and Amount of Funds” and “Terms of the Offer—Conditions to the Offer” are incorporated herein by reference.

(d) Borrowed Funds.

(1) and (2) The section of the Offer to Purchase titled “Source and Amount of Funds” are incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

(a) Securities Ownership. To the best knowledge of the Company, no Notes are beneficially owned by any person whose ownership would be required to be disclosed by this item.

(b) Securities Transactions. Not applicable.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The section of the Offer to Purchase titled “The Dealer Manager, Depositary and Information Agent” is incorporated herein by reference.

Item 10.    Financial Statements.

(a) Financial Information.

(1)	The audited Consolidated Financial Statements of the Company included in the Company’s annual report filed with the SEC on June 27, 2008 are incorporated herein by reference.

(2)	The unaudited Consolidated Financial Statements of the Company included in the Company’s quarterly report filed with the SEC on February 9, 2009 are incorporated herein by reference.

(3)	The statement regarding computation of earnings to fixed charges, previously filed as Exhibit 12.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2008, filed with the SEC on June 13, 2008, is incorporated herein by reference.

(4)	The book value per share of the Company’s common stock as of December 31, 2008 was $(0.52).

(b) Pro Forma Information. Not applicable.

Item 11.    Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1)	None.

(2)	None.

(3)	None.

(4)	None.

(5)	None.

(b) Other Material Information. The information contained in the Offer to Purchase and the Registration Statement is hereby incorporated by reference.

Item 12.    Exhibits.

Exhibit Number	Description of Document
(a)(1)(A)*	Offer to Purchase, dated March 27, 2009.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	IRS Form W-9.

(a)(5)(B)	Press Release Regarding Offer, dated March 27, 2009 (incorporated by reference to exhibit 99.1 to our Current Report on Form 8-K, filed March 27, 2009).

(b)(1)*	Commitment letter, dated as of March 27, 2009, between Quantum Corporation and EMC International Company

(d)(1)

Indenture, dated as of July 30, 2003, between Quantum Corporation and U.S. Bank National Association relating to the 4.375% Convertible Subordinated Notes due 2010 (incorporated by reference to exhibit 4.1 to our Registration Statement on Form S-3 (File No. 333-109587) filed on October 9, 2003).

(d)(2)	Stockholder Agreement, dated as of October 28, 2002 (incorporated by reference to exhibit 4.2 to our Quarterly Report on Form 10-Q, filed on November 13, 2002).

(d)(3)	Amended and Restated 1993 Long-Term Incentive Plan effective November 10, 2007 (incorporated by reference to exhibit 10.1 to our Current Report on Form 8-K, filed on November 15, 2007).

(d)(4)	1993 Long-Term Incentive Plan Form of Restricted Stock Unit Agreement (incorporated by reference to exhibit 10.3 to our Current Report on Form 8-K, filed on March 3, 2006).

(d)(5)	1993 Long-Term Incentive Plan Form of Stock Option Agreement (incorporated by reference to exhibit 99(d)(5) to our Schedule TO, filed on June 4, 2001).

(d)(6)	Amended and Restated Non-Employee Director Equity Incentive Plan effective November 10, 2007 (incorporated by reference to exhibit 10.2 to our Current Report on Form 8-K, filed on November 15, 2007).

Exhibit Number	Description of Document
(d)(7)

Form of Director Grant Agreement under the Amended and Restated Non-Employee Director Equity Incentive Plan effective November 10, 2007 (incorporated by reference to exhibit 10.2 to our Current Report on Form 8-K, filed on August 23, 2007).

(d)(8)	Amended Employee Stock Purchase Plan (incorporated by reference to exhibit 10.3 to our Current Report on Form 8-K, filed on August 23, 2007).

(d)(9)	Stock Purchase Agreement, dated as of July 1, 2007 (incorporated by reference to exhibit 10.7 to our Quarterly Report on Form 10-Q, filed on August 9, 2007).

(g)	Not Applicable.

(h)	Not Applicable.

*	Filed herewith.

Item 13.    Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Quantum Corporation

By:	/s/ SHAWN D. HALL
Name:	Shawn D. Hall
Its:	Vice President, General Counsel and Secretary

Dated: March 27, 2009

INDEX TO EXHIBITS

Exhibit Number	Description of Document
(a)(1)(A)*	Offer to Purchase, dated March 27, 2009.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	IRS Form W-9.

(a)(5)(B)	Press Release Regarding Offer, dated March 27, 2009 (incorporated by reference to exhibit 99.1 to our Current Report on Form 8-K, filed March 27, 2009).

(b)(1)*	Commitment letter, dated as of March 27, 2009, between Quantum Corporation and EMC International Company

(d)(1)	Indenture, dated as of July 30, 2003, between Quantum Corporation and U.S. Bank National Association relating to the 4.375% Convertible Subordinated Notes due 2010 (incorporated by reference to exhibit 4.1 to our Registration Statement on Form S-3 (File No. 333-109587) filed on October 9, 2003).

(d)(2)	Stockholder Agreement, dated as of October 28, 2002 (incorporated by reference to exhibit 4.2 to our Quarterly Report on Form 10-Q, filed on November 13, 2002).

(d)(3)	Amended and Restated 1993 Long-Term Incentive Plan effective November 10, 2007 (incorporated by reference to exhibit 10.1 to our Current Report on Form 8-K, filed on November 15, 2007).

(d)(4)	1993 Long-Term Incentive Plan Form of Restricted Stock Unit Agreement (incorporated by reference to exhibit 10.3 to our Current Report on Form 8-K, filed on March 3, 2006).

(d)(5)	1993 Long-Term Incentive Plan Form of Stock Option Agreement (incorporated by reference to exhibit 99(d)(5) to our Schedule TO, filed on June 4, 2001).

(d)(6)	Amended and Restated Non-Employee Director Equity Incentive Plan effective November 10, 2007 (incorporated by reference to exhibit 10.2 to our Current Report on Form 8-K, filed on November 15, 2007).

(d)(7)	Form of Director Grant Agreement under the Amended and Restated Non-Employee Director Equity Incentive Plan effective November 10, 2007 (incorporated by reference to exhibit 10.2 to our Current Report on Form 8-K, filed on August 23, 2007).

(d)(8)	Amended Employee Stock Purchase Plan (incorporated by reference to exhibit 10.3 to our Current Report on Form 8-K, filed on August 23, 2007).

(d)(9)	Stock Purchase Agreement, dated as of July 1, 2007 (incorporated by reference to exhibit 10.7 to our Quarterly Report on Form 10-Q, filed on August 9, 2007).

*	Filed herewith.